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                                                                    EXHIBIT 99.1

                                ATS MEDICAL INC.

                               SEPTEMBER 30, 2002

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. We desire to take advantage of these "safe harbor" provisions and are filing this Exhibit 99.1 in order to do so. Accordingly, we hereby identify the following important factors which could cause our actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by us in forward-looking statements made by us from time to time in reports, proxy statements, registration statements and other written communications, or in oral forward-looking statements made from time to time by the Company's officers and agents. We do not intend to update any of these forward-looking statements after the date of this Form 10-Q to conform them to actual results.

OUR HEART VALVE MAY NEVER ACHIEVE WIDESPREAD MARKET ACCEPTANCE.

         Our success will depend, in large part, on the medical community's acceptance of the ATS heart valve. The medical community's acceptance of the ATS heart valve will depend upon our ability to demonstrate the safety and efficacy, advantages, long-term clinical performance and cost-effectiveness of the ATS heart valve as compared to other prosthetic heart valves. We cannot predict whether the medical community will accept the ATS heart valve or, if accepted, the extent of its use. Negative publicity resulting from isolated incidents involving the ATS heart valve or other prosthetic heart valves could have a significant adverse effect on the overall acceptance of our heart valve. If we encounter difficulties developing a market for the ATS heart valve in the United States, our business and results of operations will be seriously harmed.

OUR STOCK MAY BE DELISTED FROM NASDAQ.

         The National Association of Securities Dealers, Inc., which administers Nasdaq, has adopted certain criteria for continued eligibility on The Nasdaq National Market. In order to continue to be included on The Nasdaq National Market, we must maintain, among other things, a $5 million market value of our public float and a minimum bid price of our common stock of $1.00 per share. On July 31, 2002, we received a written notification from Nasdaq that we do not currently comply with the minimum bid price continued listing standard of The Nasdaq National Market and thus may be delisted from The Nasdaq National Market. We had 90 calendar days, or until October 29, 2002, to demonstrate compliance by having the bid price of our common stock close at $1.00 per share or more for a minimum of 10 consecutive trading days. On October 30, 2002, the Company filed an application with Nasdaq to transfer its common stock listing to The Nasdaq SmallCap Market. The Company anticipates that this application will be approved


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within the next few weeks and that the listing of its common stock will then move to the Nasdaq SmallCap Market. The Company will then have until January 27, 2003 (or July 28, 2003, if the Company then satisfies all other criteria for listing on the Nasdaq SmallCap Market) to satisfy the $1.00 minimum bid price continued listing standard for the Nasdaq SmallCap Market. If we fail to maintain the standards necessary to be quoted on the Nasdaq SmallCap Market, and our common stock is delisted, trading, if any, in our common stock may then continue to be conducted in the non-Nasdaq over-the-counter market commonly referred to as the Over-the-Counter Bulletin Board and the "pink sheets." If our common stock were delisted, the price of our common stock would, in all likelihood, decline. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of our common stock.

         Our common stock is deemed to be "penny stock" for the limited purpose of Section 15(b)(6) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because it is priced at less than $5.00 per share. Section 15(b)(6) makes it unlawful for any broker-dealer to participate in a distribution of any penny stock without the consent of the Securities and Exchange Commission (the "Commission") if, in the exercise of reasonable care, the broker-dealer is aware of or should have been aware of the participation in such distribution by a person subject to an order of the Commission censoring, suspending or placing limitations on such person's activities in such distribution. This rule may make it more difficult for broker-dealers to sell our common stock, and purchasers of shares of our common stock may experience difficulty in selling such shares in the future in secondary trading markets.

         If our common stock is delisted from The Nasdaq Stock Market, which includes both The Nasdaq National Market and The Nasdaq SmallCap Market, our common stock is priced at less than $5.00 per share and we fail to meet certain limited net tangible asset or revenue criteria, trading, if any, in shares of our common stock would be subject to the full range of the federal regulations promulgated under the exchange Act regulating the trading of penny stocks (the "Penny Stock Rules"). In particular, under Exchange Act Rule 15g-9, broker-dealers must take certain steps prior to selling a penny stock, which steps include: (a) obtaining financial and investment information from the investor; (b) obtaining a written suitability questionnaire and purchase agreement signed by the investor; (c) providing the investor with a written identification of the shares being offered and in what quantity; and (d) delivering to the investor a written statement setting forth the basis on which the broker-dealer approved the investor's account for the transaction. If a broker-dealer does not follow the Penny Stock Rules, the investor has no obligation to purchase the shares. Accordingly, the application of the comprehensive Penny Stock Rules may make it more difficult for broker-dealers to sell our shares of common stock and purchasers of shares of our common stock may have difficulty in selling such shares in secondary trading markets.

WE CURRENTLY RELY ON THE ATS HEART VALVE AS OUR SOLE SOURCE OF REVENUE.

         We have developed only one product, which is currently being sold primarily outside the United States. Even if we were to develop additional products, regulatory approval would likely be required to sell them. Clinical testing and the approval process itself are very expensive and can take many years. Therefore, we do not expect to be in a position to sell additional products in



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the foreseeable future. As a result, if we fail to achieve widespread market acceptance for the ATS heart valve, our business and results of operations will be seriously harmed.

WE NEED TO HIRE AND RETAIN NEW MANAGEMENT AND A NEW SALES FORCE.

         We experienced losses in 2001 and the first half of 2002. In an attempt to improve our operations and financial performance, we decided in July 2002 to implement significant cost containment measures, including replacing most of our executive officers with a new management team to be appointed and elected by our board of directors. In October of 2002, we hired a new President and Chief Executive Officer. Beginning in July 2002, we also changed our U.S. sales strategy from a direct sales force to a hybrid of a few direct salespersons and several independent manufacturer's representatives. We cannot assure you that our efforts will be successful. Our ability to achieve operational improvements and improve our financial performance will be subject to a number of risks and uncertainties, including the following:

    o our success in finding and retaining a new executive management team to lead ATS;

    o the ability of the new management team to manage ATS effectively and increase sales of our products;

    o    our success in hiring independent manufacturer's representatives;

    o our ability to successfully integrate and maintain a U.S. hybrid sales force consisting of direct sales persons and independent manufacturer's representatives;

    o our ability to maintain and expand our distribution capability in international markets; and

    o our ability to respond to competitive developments, including, but not limited to, increased pricing pressure and tissue valve competition.

         We cannot assure you that we will be able to hire a new executive management team and independent manufacturer's representatives on terms and conditions acceptable to ATS. Our failure to successfully address the risks and uncertainties listed above could have a material adverse effect on our business, assets, prospects, financial conditions and results of operations.

THE COSTS INCURRED IN CONNECTION WITH FDA APPROVAL OF OUR VALVE AND ITS INTRODUCTION IN THE US MARKET ARE EXPECTED TO ADVERSELY AFFECT EARNINGS.

         In connection with the FDA approval of the ATS heart valve which we received on October 13, 2000, and the introduction of the ATS valve to the U.S. market, we have taken, and will be taking in the near term, a number of important steps that we believe will facilitate commercialization of our valve in the United States market and enhance our profitability in international markets. These steps include:



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   o     the establishment and maintenance of our licensing arrangement with
         Sulzer Carbomedics, Inc. ("Carbomedics") to permit us to manufacture pyrolytic carbon components;

   o the leasing, construction, equipping, staffing and commercialization of a facility to manufacture pyrolytic carbon components; and

   o the recruiting and training of independent manufacturers representatives to market our valve in the United States.

         These actions involve incurring significant costs. The timing of these expenditures is expected to adversely affect quarter-to-quarter comparisons of our earnings. As there is no assurance of commercial success of our valve in the United States, the commitment of our resources to these matters at this time entails, in addition to the adverse effects on future earnings, substantial uncertainty and business risk.

OUR U.S. SALES EFFORTS MAY NOT BE SUCCESSFUL.

         We recently changed our sales approach for the sale of the ATS valve in the United States from a direct sales force to a hybrid of a few direct salespersons and several independent manufacturer's representatives. As part of this change, we released most of our direct salespersons, which may adversely affect sales to customers who previously purchased our products from the salespersons that we released. In addition, we will need to continue to expend significant funds and management resources to develop and maintain our hybrid sales force. We believe there is significant competition for sales personnel and independent manufacturing representatives with the advanced sales skills and technical knowledge we need. If we are unable to recruit, retain and motivate qualified personnel and representatives, U.S. sales of the ATS valve could be adversely affected. The loss of key salespersons or independent manufacturer's representatives could have a material adverse effect on our business, assets, prospects, financial condition and results of operations. Further, we cannot assure the successful expansion of our network of independent manufacturer's representatives on terms acceptable to ATS, if at all, or the successful marketing of our products by our hybrid sales force. In addition, we do not control the amount and timing of marketing resources that these third parties devote to our product. To the extent we rely on sales through independent manufacturer's representatives, any revenues we receive will depend primarily on the efforts of these parties.

WE CURRENTLY DEPEND ON THE MARKETING AND SALES EFFORTS OF INTERNATIONAL INDEPENDENT DISTRIBUTORS, AND OUR SALES HAVE BEEN CONCENTRATED IN THREE COUNTRIES.

         The ATS heart valve is sold internationally through independent distributors. The loss of an international distributor could seriously harm our business and results of operations if a new distributor could not be found on a timely basis in the relevant geographic market. Sales to our Japanese, German and French distributors have accounted for approximately 43% of our net sales in fiscal year 2001 and 50% of our net sales in fiscal year 2000. We do not control the amount and timing of marketing resources that these third parties devote to our product. Furthermore, to the extent we rely on sales through independent distributors, any revenues we



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receive will depend primarily on the efforts of these parties. In addition, as part of our agreement with our distributors, we allow for the return of unopened valves for credit. If a distributor(s) were to terminate their distributorship agreement with us, we could be obligated to buy back their inventory of valves as well as valves on consignment at hospitals. Such a buyback could have an adverse impact on our results of operations for the quarter and/or year in which it occurs.

WE ARE DEPENDENT UPON SALES OUTSIDE THE UNITED STATES, WHICH ARE SUBJECT TO A NUMBER OF RISKS THAT COULD HARM OUR BUSINESS.

         Most of our commercial sales to date have been outside the United States, and we expect that international sales will account for a substantial majority of our revenue until we fully develop relationships with independent manufacturers representatives for sale of the ATS heart valve in the United States and until the ATS heart valve receives wider market acceptance from U.S. customers.

         There are risks inherent in doing business in international markets, including:

    o unforeseen changes in regulatory requirements and government health programs;

    o    weaker intellectual property rights protection in some countries;

    o    potentially adverse tax consequences;

    o    political and economic instability; and

    o    greater difficulty in collecting payments from product sales.

         These factors could harm our ability to successfully commercialize our product internationally and could harm our business.

         The value of the U.S. dollar in relation to other currencies may also harm our sales to customers outside the United States because we sell in U.S. dollars to all of our customers abroad. For the year ended December 31, 2001, sales outside the United States decreased by about 11% compared to the same period for 2000. The decrease in sales was due primarily to the increase in value of the U.S. dollar against the Euro and competitor price pressure. Our sales in Europe declined 19% for the year ended December 31, 2001 as compared to the year ended December 31, 2000. Our dependence on sales outside of the United States will continue to expose us to U.S. dollar currency fluctuations for the foreseeable future.

THE MARKET FOR PROSTHETIC HEART VALVES IS HIGHLY COMPETITIVE.

         The market for prosthetic heart valves is highly competitive. We expect that competition will intensify as additional companies enter the market or modify their existing products to compete directly with us. Our primary competitor, St. Jude Medical, Inc., currently controls approximately 50% of the worldwide mechanical heart valve market. Many of our competitors have long-standing FDA approval for their valves and extensive clinical data demonstrating the performance of their valves. In addition, they have greater financial, manufacturing, marketing and research and development capabilities than we have. For example, many of our competitors



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have the ability, due to their internal carbon manufacturing facilities and economies of scale, to manufacture their heart valves at a lower cost than we can manufacture our ATS heart valve. Our primary competitor has recently used price as a method to compete in several markets, including the United States. We might not be able to compete successfully.

OUR FUTURE RESULTS WILL BE HARMED IF THE USE OF MECHANICAL HEART VALVES
DECLINES.

         Our business could suffer if the use of mechanical heart valves declines. Historically, mechanical heart valves have accounted for over two-thirds of all heart valve replacements. Recently, there has been an increase in the use of tissue valves. We estimate that mechanical heart valves are currently being used in 50 to 70% of all heart valve replacements, depending on the geographic market, down from 65 to 75% about ten years ago. We believe the tissue manufacturers' claims of improvements in tissue valve longevity and an increase in the average age of valve patients have contributed to the recent increase in the use of tissue valves.

NEW PRODUCTS OR TECHNOLOGIES DEVELOPED BY OTHERS COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

         The medical device industry is characterized by significant technological advances. Several companies are developing new prosthetic heart valves based on new or potentially improved technologies. Significant advances are also being made in surgical procedures, which may delay the need for replacement heart valves. A new product or technology may emerge that renders our ATS heart valve noncompetitive or obsolete.

WE MAY NEED TO RAISE CAPITAL AND WE CANNOT BE CERTAIN THAT ADDITIONAL FINANCING WILL BE AVAILABLE.

         We have cash in hand to support our operations and capital requirements through 2005. After that we may need to raise additional capital. Our future liquidity and capital requirements will depend upon several factors, including actions related to regulatory matters, our progress in establishing our pyrolytic carbon manufacturing operations, the extent to which the ATS heart valve gains market acceptance and the success of our efforts to establish a new sales force of independent manufacturer's representatives in the United States.

WE CURRENTLY MAINTAIN A LARGE VOLUME OF INVENTORY, WHICH EXCEEDS THE CURRENT DEMAND FOR THE ATS HEART VALVE.

         We purchased pyrolytic carbon components under a long-term supply agreement with Carbomedics through June 2002 and we are required to resume purchases of such components in 2007. To date, our purchases of pyrolytic carbon components have exceeded our sales of the ATS heart valves. We currently have in inventory enough pyrolytic carbon components to satisfy our projected requirements for over two years. If we are unable to achieve widespread acceptance for the ATS heart valve or if competitive pressures result in price reductions, the value of the excess inventory would likely decrease, which could seriously harm our results of operations and financial condition. Because the pyrolytic carbon components are made to meet the unique specifications of the ATS heart valve, our inventory may have little, if any, value in the open market.




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CARBOMEDICS HAS A SECURITY INTEREST IN OUR INVENTORY, AND THEY MAY FORECLOSE ON
OUR INVENTORY IF WE MATERIALLY BREACH THE SUPPLY OR CARBON AGREEMENTS.

         In July 2002, ATS granted to Carbomedics a security interest in all our inventory to secure our payment and other material obligations to them under the supply and the carbon agreements. If we default in our payment or other material obligations to Carbomedics under these agreements, Carbomedics could exercise its rights as a secured creditor and attempt to foreclose on our inventory. The foreclosure of our inventory would cause serious harm to our business and results of operations.

WE LICENSE PATENTED TECHNOLOGY AND OTHER PROPRIETARY RIGHTS FROM CARBOMEDICS. IF THESE AGREEMENTS ARE BREACHED OR TERMINATED, OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED.

         If our agreements with Carbomedics are breached or terminated, our business and results of operations could be seriously harmed. Under our carbon technology agreement with Carbomedics, we have obtained a license to use Carbomedics' pyrolytic carbon technology to manufacture components for the ATS heart valve. Carbomedics also has agreed to assist us in completing our pyrolytic carbon manufacturing facility. If this agreement is breached or terminated, our business and results of operations could be seriously harmed.

A DELAY OR INTERRUPTION IN THE SUPPLY OF PYROLYTIC CARBON COMPONENTS OR OUR FAILURE TO PURCHASE CERTAIN MINIMUM ANNUAL AMOUNTS COULD SERIOUSLY HARM OUR BUSINESS.

         We cannot be certain that, after our current inventory is exhausted, sufficient quantities of pyrolytic carbon components will be available to assemble the ATS heart valve. We currently purchase pyrolytic carbon components from a single source, Carbomedics, on an exclusive basis. Other than our carbon facility, there is currently no other FDA-approved alternate supplier of our pyrolytic carbon components. While Carbomedics has granted to us the right to manufacture pyrolytic carbon components, we agreed to continue to purchase a minimum annual number of pyrolytic carbon components from Carbomedics in 2007 through 2011. Failure to purchase these minimum annual amounts would give Carbomedics the right to suspend our right to manufacture the pyrolytic carbon components. The suspension of such rights could cause serious harm to our business and result of operations.

BECAUSE WE LACK MANUFACTURING EXPERIENCE, WE MAY ENCOUNTER DIFFICULTIES IN MANUFACTURING PYROLYTIC CARBON COMPONENTS FOR OUR HEART VALVE.

         Under our agreement with Carbomedics, we have been granted an exclusive worldwide license to manufacture pyrolytic carbon components for the ATS heart valve. We cannot be certain that our strategy to establish internal manufacturing capabilities will result in a cost-effective means for manufacturing the ATS heart valve. We have limited experience in manufacturing pyrolytic carbon. We may encounter difficulties in maintaining and expanding our manufacturing operations, including problems involving:



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   o     production yields;

   o     quality control;

   o     per unit manufacturing costs;

   o     shortages of qualified personnel; and

   o compliance with FDA and international regulations and requirements regarding good manufacturing practices.

         Difficulties encountered by us in establishing or maintaining a commercial-scale manufacturing facility may limit our ability to manufacture our heart valve and therefore could seriously harm our business and results of operations.

OUR BUSINESS COULD BE SERIOUSLY HARMED IF THIRD-PARTY PAYORS DO NOT REIMBURSE THE COSTS FOR OUR HEART VALVE.

         Our ability to successfully commercialize the ATS heart valve depends on the extent to which reimbursement for the cost of our product and the related surgical procedure is available from third-party payors, such as governmental programs, private insurance plans and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and procedures that they consider are not cost-effective or are used for a non-approved indication. The failure by physicians, hospitals and other users of our product to obtain sufficient reimbursement from third-party payors would seriously harm our business and results of operations.

         In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payment for medical procedures or treatments. In addition, government and private third-party payors are increasingly attempting to contain health care costs by limiting both the coverage and the level of reimbursement. In international markets, reimbursement and health care payment systems vary significantly by country. In addition, we have encountered price resistance from government-administered health programs. Significant changes in the health care system in the United States or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our business and results of operations.

WE MAY FACE PRODUCT LIABILITY CLAIMS.

         The manufacture and sale of mechanical heart valves entail significant risk of product liability claims and product recalls. A mechanical heart valve is a life-sustaining device and the failure of any mechanical heart valve usually results in the patient's death or need for reoperation. A product liability claim or product recall, regardless of the ultimate outcome, could require us to spend significant time and money in litigation or to pay significant damages and could seriously harm our business. We currently maintain product liability insurance coverage in an aggregate amount of $25 million. However, we cannot assure you that our current insurance



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coverage is adequate to cover the costs of any product liability claims made against us. Product liability insurance is expensive and does not cover the costs of a product recall. In the future, product liability insurance may not be available at satisfactory rates or in adequate amounts.

WE DEPEND ON THE CONTINUED SERVICE OF OUR KEY PERSONNEL.

         Our future success depends on the continued services of key personnel. We are also dependent on our ability to attract and retain technically qualified personnel in the future. The loss of the technical knowledge and industry expertise of these key personnel could seriously impede our success.

OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

         Our success depends in part on our ability to maintain and enforce our patents and other proprietary rights. We rely on a combination of patents, trade secrets, know-how and confidentiality agreements to protect the proprietary aspects of our technology. These measures afford only limited protection and competitors may gain access to our intellectual property and proprietary information. The patent positions of medical device companies are generally uncertain and involve complex legal and technical issues. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could be costly and divert our attention from the growth of the business. We cannot assure you that our patents and other proprietary rights will not be successfully challenged, or that others will not independently develop substantially equivalent information and technology or otherwise gain access to our proprietary technology.

WE MAY BE SUED BY THIRD PARTIES WHICH CLAIM THAT OUR PRODUCT INFRINGES ON THEIR INTELLECTUAL PROPERTY RIGHTS.

         We may be exposed to future litigation by third parties based on intellectual property infringement claims. Any claims or litigation against us, regardless of the merits, could result in substantial costs and could harm our business. In addition, intellectual property litigation or claims could force us to:

   o cease manufacturing and selling our product, which would seriously harm us;

   o obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; or

   o     redesign our product, which could be costly and time-consuming.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION, WHICH IS COSTLY, TIME CONSUMING AND CAN SUBJECT US TO UNANTICIPATED DELAYS.

         The ATS heart valve and our manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies. We are required to:



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    o    maintain the approval of the FDA and international regulatory agencies to continue selling the ATS heart valve;

    o obtain the approval of international regulatory agencies in countries where the ATS heart valve is not yet marketed;

    o satisfy content requirements for all of our labeling, sales and promotional materials;

    o    comply with manufacturing and reporting requirements; and

    o    undergo rigorous inspections by these agencies.

         Compliance with the regulations of these agencies may delay or prevent us from introducing any new or improved products. Violations of regulatory requirements may result in fines, marketing restrictions, product recall, withdrawal of approvals and civil and criminal penalties.

THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE.

         Historically, the market price of our common stock has fluctuated over a wide range and it is likely that the price of our common stock will fluctuate in the future. The market price of our common stock could be impacted by the following:

     o   the success of our new management in operating ATS effectively;

     o the failure of the ATS valve to gain market acceptance in the United States;

     o announcements of technical innovations or new products by our competitors;

     o   the status of component supply arrangements;

     o   changes in reimbursement policies;

     o   government regulation;

     o   developments in patent or other proprietary rights;

     o public concern as to the safety and efficacy of products developed by us or others; and

     o   general market conditions.

         In addition, due to one or more of the foregoing factors, in future years, our results of operations may fall below the expectations of securities analysts and investors. In that event, the market price of our common stock could be materially and adversely affected.

OUR CHARTER DOCUMENTS AND MINNESOTA LAW MAY DISCOURAGE A TAKEOVER OF OUR
COMPANY.



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         Provisions of our certificate of incorporation, bylaws and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.



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